February 2, 2012

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, DC  20549

Re:         TherapeuticsMD, Inc.
Item 4.01 Form 8-K Dated December 14, 2011
Filed January 25, 2012
File No. 000-16731

Dear Mr. Rosenberg:

TherapeuticsMD, Inc., a Nevada corporation ("Therapeutics" or the "Company") is providing this letter to you in response to your comment letter dated January 26, 2012 related to our Current Report on Form 8-K filed with the Commission on January 25, 2012 (the "Form 8K").  Your comments are listed herein with our responses immediately following:

Concurrently with the filing of this correspondence, the Company will file a Form 8-K/A, Amendment No. 1 ("Form 8-K/A"), marked with revisions in accordance with our responses herein.

Item 4.01 Changes in Registrant's Certifying Accountant

1. Please amend your filing to include all of the disclosures required by Item 304 of Regulation S-K, Changes in and disagreements with accountants on accounting and financial disclosure with respect to the termination of Parks & Company, LLC, the former auditor of VitaMedMD, LLC.  Parks and Company, LLC rendered an accountants' report dated July 15, 2011 on VitaMedMD, LLC's financial statements as of December 31, 2010 and 2009 and for each of the two years then ended.  You incorporated Parks and Company, LLC's report and the VitaMedMD, LLC financial statements in your Form 8-K dated October 4, 2011 by reference to Schedule 14C filed September 12, 2011.  Since VitaMedMD, LLC was deemed to be the accounting acquirer in the merger that became effective on October 4, 2011, VitaMedMD, LLC's financial statements effectively became the registrant's financial statements on that date.  The termination of Parks & Company, LLC on December 14, 2011 is, therefore, considered a change in accountant requiring all of the disclosures required by Item 304 of Regulation S-K.

See the Form 8-K/A filed herewith and comments contained therein.

2. In order for Parks & Company, LLC, the former accountants, to file the letter required by Item 304, a copy of the filing containing the revised disclosures complying with the disclosures required by Item 304 should be furnished to them as soon as possible, but no later than the date you amend the Form 8-K with the Commission.

See the Form 8-K/A filed herewith and comments contained therein.

Mr. Jim B. Rosenberg
Page Two
February 2, 2012

3. Please include in your amended filing, as Exhibit 16, a letter from Parks & Company, LLC as required by Item 304(a)(3) of Regulation S-K.  Please ensure that your former accountants date their letter.  The letter currently filed as Exhibit 16 does not comply with Item 304(a)(3) of Regulation S-K.

The letter from Parks & Company, LLC filed with the Form 8-K filed on January 25, 2011 is dated in the upper right-hand corner as December 14, 2011.  See the requested additional exhibit attached to the Form 8-K/A filed herewith and comments contained therein.

4. The Form 8-K was not filed within 4 business days of the date you were notified by your former accountants that the client-auditor relationship between then and TherapeuticsMD, Inc. ceased.  Therefore, please confirm your understanding that this delinquency may impact your eligibility for filing on Form S-3.

Below is an excerpt of the SEC comment contained in its letter dated November 7, 2011 and our response thereto.

The financial statements of the registrant are now the financial statements of VitaMed.  Please provide in the 8-K the disclosures required by Item 304 of Regulation S-K for the change in accountant in connection with the merger or any prior change in accountants within the last 24 months. In addition, please confirm that the auditors of VitaMed are independent under the SEC/PCAOB rules and that an auditor that is registered with the PCAOB will audit the post-consummation financial statements.

The auditors for the Company have not changed, but still remain as RRBB.  The auditors for the financial statements of VitaMed prior to the merger are considered independent under the SEC-PCAOB rules; however, upon the closing of the Merger, they no longer serve as auditor for VitaMed.  While serving as auditor of VitaMed, they experienced a name change from Christian H. Parks, CPA, LLC to Parks & Company, LLC (Deerfield Beach, FL) and their firm is registered with PCAOB under the name of Christian H. Parks, CPA, LLC (Deerfield Beach, FL).  Upon the closing of the Merger, RRBB became the auditor of both the Company and its newly acquired subsidiary, VitaMed. As such, we believe that no further disclosure is required by Item 304 of Regulation S-K.

As indicated in the response above, it is the Company's contention that although the operations of VitaMedMD, LLC moved forward after the merger, the equity portion remained as it previously was with the public entity.  The Company contends that a change of accountants as it related to the public entity did not occur.  The public company's accountant, RRBB, continued to serve as the accountant for the Company and after the merger with VitaMedMD, LLC, began to serve as accountant for the subsidiary as an extension of their services rendered to the Company.  Despite the foregoing, we hereby confirm our understanding that this delinquency may impact the Company’s eligibility for filing on Form S-3.

Mr. Jim B. Rosenberg
Page Three
February 2, 2012

Regarding our comments herein, we acknowledge the following:

• The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TherapeuticsMD, Inc.

/s/ Robert G. Finizio

Robert G. Finizio
Chief Executive Officer